UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
Alpine Group Inc
(Name of Issuer)
Common Stock
(Title of Class of Securities)
02082510
(CUSIP Number)

December 31, 1997
(Date of Event Requires Filing of this Statement)

(X) Rule 13d-1(b)
( ) Rule 13d-(c)
( ) Rule 13d-1(d)


(1)	Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of
Reporting Persons
Union Bank of Switzerland, None

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)


(a)


(b)



(3)	SEC Use Only


(4)	Citizenship or Place of Organization
Switzerland


Number of Shares Beneficially Owned by Each Reporting Person With

(5) Sole Voting Power


(6) Shared Voting Power
    1,148,391

(7) Sole Dispositive Power


(8) Shared Dispositive Power
    1,148,391


(9)Aggregate Amount Beneficially Owned by Each Reporting Person
                         1,148,391        shares of Common Stock


(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     The filing of this statement shall not be construed as an admission that Union Bank of Switzerland is, for purposes of section 13(d), or 13(g) of the Act, the beneficial owner of the securities included in row (9).


(11) Percent of Class Represented by Amount in Row (9)
Approximately   6.8%


(12) Type of Reporting Person (See Instructions)
BK

Item 1 (a)
Name of Issuer:

Alpine Group Inc

Item 1 (b)
Address of Issuer's Principal Executive Offices:
1790 Broadway, Suite 1500, New York, NY 10019



Item 2 (a)
Name of Persons Filing:

 Union Bank of Switzerland


Item 2 (b)
Addresses of Principal Business Offices or, if none, Residence:

 Bahnhofstrasse 45, 8021 Zurich, Switzerland


Item 2 (c)
Citizenship:

 Switzerland


Item 2 (d)
Title of Class of Securities:

Common Stock


Item 2 (e)
CUSIP Number:

02082510

check whether the person filing is a:

(a)     Broker or Dealer registered under Section 15 of the Act

(b) X Bank as defined in section 3(a) (6) of the Act *

(c)     Insurance Company as defined in section 3(a) (19) of the Act

(d)     Investment Company  registered under section 8 of the Investment
         Company Act


* Union Bank of Switzerland is classified pursuant to no -action relief granted by the staff of the Securities and Exchange Commission in a letter dated November 23,1992

(e)  An investment adviser in accordance with sect 240.13d-1(b)(1)(ii)(E)

(f) An employee benefit plan or endowment fund in accordance with sect 240. 13d-1(b) (1)(ii)(F)

(g) A parent holding company or control person in accordance with sect 240.13d-1(b) (ii) (G)

(h) A savings association as defined in sect 3(b) of the Federal Deposit Insurance Act.

(i) A church plan that is excluded from the definition of an investment company under sect 3(c)(14) of the Investment Company Act of 1940

(j) Group in accordance sect 240.13d-1(b)(1)(ii)(J)
    If this statement is filed pursuant to sect 240.13d-1(c), check here.


Item 4
Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

    1,148,391 shares of Common Stock*

  * The filing of this statement shall not be construed as an admission that the Union Bank of Switzerland is, for the purposes of section 13(d), or section 13(g) of the Act, the beneficial owner of the securities covered by this statement.

(b)  Percent of Class:

     Approximately  6.8%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

(ii)   shared power to vote or to direct the vote
        1,148,391 shares of common stock

(iii)  sole power to dispose or to direct the disposition of


(iv) shared power to dispose or to direct the disposition of 1,148,391 shares of common stock


Item 5
Ownership of Five Percent or Less of a Class


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following  [    ]

Item 6

Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable


Item 8

Identification and Classification of Members of the Group

Not Applicable

Item 9

Notice of Dissolution of Group

Not Applicable

Item 10

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Index of Materials Filed as Exhibits


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete. and correct.

Date: February 17, 1998

Union Bank of Switzerland

By:

Name:
Robert C. Dinerstein


Title:
Senior Managing Director
and General Counsel



By:

Name:
Janet R. Zimmer

Title:
Managing Director